Exhibit 99.2
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in the Current Report on Form 8-K (the “Report”) to which this Exhibit 99.2 relates and, if not defined in the Report, the Proxy Statement. Unless otherwise indicated or the context otherwise requires, references in this Exhibit 99.2 to (i) “we,” “us,” “our,” “Sema4 Holdings” and the “Company” refer to Sema4 Holdings Corp., a Delaware corporation (f/k/a CM Life Sciences, Inc., a Delaware corporation), and its consolidated subsidiary following the Closing, (ii) “CMLS” refer to CM Life Sciences, Inc., a Delaware corporation, prior to the Closing, and (iii) “Sema4” refer to Mount Sinai Genomics, Inc. d/b/a Sema4, a Delaware corporation, prior to the Closing.
The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the unaudited historical condensed balance sheet of CMLS as of June 30, 2021 with the unaudited historical condensed balance sheet of Sema4 as of June 30, 2021, giving effect to the Business Combination and the PIPE Investment as if they had been consummated as of that date.
The following unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of CMLS and Sema4 for such periods, giving effect to the Business Combination and the PIPE Investment as if they had been consummated on January 1, 2020, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:
• the accompanying notes to the unaudited pro forma condensed combined financial statements;
• the (i) audited historical financial statements of CMLS as of December 31, 2020 and for the period from July 10, 2020 (inception) through December 31, 2020 and (ii) unaudited historical condensed financial statements of CMLS as of and for the six months ended June 30, 2021 and the related notes, in each case, incorporated by reference in the Report;
• the (i) audited historical financial statements of Sema4 as of and for the year ended December 31, 2020 and (ii) unaudited historical condensed financial statements of Sema4 as of and for the six months ended June 30, 2021 and the related notes, in each case, incorporated by reference in the Report; and
• the sections of the Proxy Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMLS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Sema4” and the other financial information included elsewhere and incorporated by reference in the Report.
The unaudited pro forma condensed combined financial statements are for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and the PIPE Investment taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Sema4 Holdings.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021
(in thousands)

	Historical		Actual Redemptions
			Transaction		Pro Forma
	5(A)	5(B)	Accounting		Balance
	CMLS	Sema4	Adjustments		Sheet
ASSETS
Current assets:
Cash and cash equivalents	$ 168	$ 26,501	$ 507,953	5(a)	$ 534,622
Accounts receivable	—	24,568	—		24,568
Due from related parties	—	437	—		437
Inventory	—	29,128	—		29,128
Prepaid expenses and other current assets	228	18,378	(8,579)	5(b)	10,027
Total current assets	396	99,012	499,374		598,782
Property and equipment, net	—	62,097	—		62,097
Restricted cash	—	10,828	(9,928)		900
Other assets	—	3,596	—		3,596
Cash and marketable securities held in trust account	442,786	—	(442,786)	5(c)	—
Total assets	$443,182	$175,533	$46,660		$665,375

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
Current liabilities:
Accounts payable and accrued expenses	$2,245	$43,650	$(1,413)	5(d)	$44,482
Due to related parties	—	1,278	—		1,278
Current contract liabilities	—	1,341	—		1,341
Other current liabilities	—	24,764	(1,872)	5(e)	22,892
Total current liabilities	2,245	71,033	(3,285)		69,993
Long-term debt, net of current portion	—	18,028	(6,869)	5(e)	11,159
Stock-based compensation liabilities	—	295,049	—		295,049
Other liabilities	—	21,907	—		21,907
Earn-out liability	—	—	185,988	5(f)	185,988
Warrant liability	112,683	—	—		112,683
Deferred underwriting fee payable	15,496	—	(15,496)	5(g)	—
Total liabilities	130,424	406,017	160,338		696,779
COMMITMENTS AND CONTINGENCIES
Redeemable convertible preferred stock:
Sema4 Series A-1 redeemable convertible preferred stock, $0.00001 par value	—	51,811	(51,811)	5(h)	—
Sema4 Series A-2 redeemable convertible preferred stock, $0.00001 par value	—	46,480	(46,480)	5(h)	—
Sema4 Series B redeemable convertible preferred stock, $0.00001 par value	—	118,824	(118,824)	5(h)	—

Sema4 Series C redeemable convertible preferred stock, $0.00001 par value	—	117,324	(117,324)	5(h)	—
Redeemable convertible preferred stock	—	334,439	(334,439)	5(h)	—
CMLS Class A Common stock subject to possible redemption	307,758	—	(307,758)	5(i)	—

STOCKHOLDERS' DEFICIT
Sema4 Class A common stock, $0.00001 par value	—	—	—		—
Sema4 Class B convertible common stock, $0.00001 par value	—	—	—		—
CMLS Preferred stock, $0.0001 par value	—	—	—		—
CMLS Class A common stock, $0.0001 par value	1	—	23	5(j)	24
CMLS Class B common stock, $0.0001 par value	1	—	(1)	5(j)	—
Additional paid-in capital	90,368	1,483	452,340	5(j)	544,191
Accumulated deficit	(85,370)	(566,406)	76,157	5(j)	(575,619)
Total stockholders' equity (deficit)	5,000	(564,923)	528,519	5(j)	(31,404)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$ 443,182	$ 175,533	$ 46,660		$ 665,375
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
(in thousands, except share and per share amounts)

	Historical		Actual Redemptions
			Transaction		Pro Forma
	6(A)	6(B)	Accounting		Statement of
	CMLS	Sema4	Adjustments		Operations
Revenue:
Diagnostic test revenue	$—	$107,563	$—		$107,563
Other revenue	—	3,653	—		3,653
Total revenue	—	111,216	—		111,216
Cost of services	—	121,443	—		121,443
Total gross profit	—	(10,227)	—		(10,227)
Operating expenses:
Research and development	—	65,085	—		65,085
Selling and marketing	—	47,816	—		47,816
General and administrative	3,123	114,711	—		117,834
Related party expenses	—	2,685	—		2,685
Loss from operations	(3,123)	(240,524)	—		(243,647)
Other income (expense):
Interest income	—	30	—		30
Interest expense	—	(1,445)	—		(1,445)
Other income, net	—	5,584	—		5,584
Interest earned on marketable securities held in Trust Account	22	—	(22)	6(c)	—
Change in fair value of warrant liability	(42,361)	—	—		(42,361)
Total other income, net	(42,339)	4,169	(22)		(38,192)
Net loss before income taxes	(45,462)	(236,355)	(22)		(281,839)
Provision for income taxes	—	—	—		—
Net loss	$ (45,462)	$(236,355)	$ (22)		$(281,839)
Weighted average shares outstanding, basic and diluted	11,068,750	4			240,190,402	6(d)
Basic and diluted net loss per share	$(4.11)	$(317,750)			$(1.17)	6(d)
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)

	Historical		Redemptions
			Transaction		Pro Forma
	6(C)	6(D)	Accounting		Statement of
	CMLS	Sema4	Adjustments		Operations
Revenue:
Diagnostic test revenue	$—	$175,351	$—		$175,351
Other revenue	—	3,971	—		3,971
Total revenue	—	179,322	—		179,322
Cost of services	—	184,648	—		184,648
Total gross profit	—	(5,326)	—		(5,326)
Operating expenses:
Research and development	—	72,700	—		72,700
Selling and marketing	—	53,831	—		53,831
General and administrative	206	100,742	8,242	6(a)	109,190
Related party expenses	—	9,395	—		9,395
Total operating expenses	206	236,668	8,242		245,116
Loss from operations	(206)	(241,994)	(8,242)		(250,442)
Other income (expense):
Interest income	—	506	—		506
Interest expense	—	(2,474)	(312)	6(b)	(2,786)
Other income, net	—	2,622	—		2,622
Interest earned on marketable securities held in Trust Account	14	—	(14)	6(c)	—
Change in fair value of warrant liability	(38,511)	—	—		(38,511)
Transaction costs	(1,205)	—	—		(1,205)
Total other income, net	(39,702)	654	(326)		(39,374)
Net loss before income taxes	$(39,908)	$(241,340)	$(8,568)		$(289,816)
Provision for income taxes	—	—	—		—
Net loss	$(39,908)	$(241,340)	$ (8,568)		$(289,816)
Weighted average shares outstanding, basic and diluted	10,633,062	1			240,190,402	6(d)
Basic and diluted net loss per share	$(3.75)	$(5,824,000.00)			$(1.21)	6(d)
See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Description of the Transactions
The Business Combination
On February 9, 2021, CMLS and its wholly owned subsidiary, S-IV Sub, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger with Sema4 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into Sema4, with Sema4 surviving the merger as a wholly owned subsidiary of CMLS. Upon the consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), CMLS changed its name to Sema4 Holdings Corp.
Subject to the terms and conditions of the Merger Agreement, each share of Sema4 Class B common stock issued and outstanding immediately prior to the effective time was converted into 1/100th of a share of Sema4 Class A common stock as set forth in the Merger Agreement. Immediately thereafter, each share of Sema4 Common Stock and Sema4 Preferred Stock (other than Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement)) issued and outstanding immediately prior to the effective time was cancelled and automatically deemed for all purposes to represent the right to receive a portion of the merger consideration, with each holder of Sema4 Common Stock or Sema4 Preferred Stock (each, a “Sema4 Stockholder”) receiving (collectively, clauses (i) through (iii), the “merger consideration”) (i) its pro rata share of the Closing Available Cash (as defined in the Merger Agreement) if such Sema4 Stockholder made an election to receive cash, and, if so elected, such Sema4 Stockholder’s pro rata share excess amount of any closing available excess cash, provided that in no event would the Sema4 Stockholder’s cash payment exceed an amount equal to the product of such Sema4 Stockholder’s total outstanding shares multiplied by the Per Share Amount (as defined in the Proxy Statement); (ii) a number of shares of Company Class A common stock equal to the quotient of: (A)(1) the product of such Sema4 Stockholder’s total outstanding shares multiplied by the Per Share Amount minus (2) such Sema4 Stockholder’s stockholder cash payment amount divided by (B) $10.00; and (iii) its pro rata share of any earn out shares to which such Sema4 Stockholder is entitled pursuant to the terms of the Merger Agreement (the “Earnout”), including the Earn Out RSUs (as defined in the Merger Agreement), which Earn Out RSUs are subject to vesting and will not be legally issued and outstanding shares of Company Class A common stock at the closing of the Business Combination (the “Closing”), in each case of clauses (i), (ii) and (iii), without interest, upon surrender of stock certificates representing all of such Sema4 Stockholder’s Sema4 Common Stock and Sema4 Preferred Stock and delivery of the other documents required pursuant to the Merger Agreement. As of the effective time, each Sema4 Stockholder ceased to have any other rights in and to Sema4 securities and each certificate relating to ownership of shares of Sema4 Common Stock and Sema4 Preferred Stock (other than Excluded Shares) represented the right to receive the applicable portion of the merger consideration.
Following the Closing, within five Business Days (as defined in the Merger Agreement) after the occurrence of a Triggering Event, the Company shall issue or cause to be issued to the Sema4 Stockholders (other than holders of Dissenting Shares and Excluded Shares) and the Earn-Out Service Providers (as defined in the Merger Agreement), the following shares of Company Class A common stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Company Class A common stock occurring on or after the Closing, the “Earn-Out Shares”), upon the terms and subject to the conditions set forth in the Merger Agreement and other related agreements: (i) upon the occurrence of Triggering Event I (as defined in the Merger Agreement), a one-time issuance of a number of Earn-Out Shares equal to 3.66% of the Earn-Out Total Outstanding Shares (as defined in the Merger Agreement); (ii) upon the occurrence of Triggering Event II (as defined in the Merger Agreement), a one-time issuance of a number of Earn-Out Shares equal to 3.67% of the Earn-Out Total Outstanding Shares; and (iii) upon the occurrence of Triggering Event III (as defined in the Merger Agreement), a one-time issuance of a number of Earn-Out Shares equal to 3.67% of the Earn-Out Total Outstanding Shares. Upon the last day of any calendar year, the Company shall issue or cause to be issued to each Sema4 Stockholder (other than holders of Dissenting Shares) and Earn-Out Service Provider (in accordance with its respective Earn-Out Pro Rata Share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable Earn-Out Award Agreement (as defined in the Merger Agreement)) the Earn-Out Shares that (i) are in the Forfeiture Pool (as defined in the Merger

Agreement) as in effect as of such date and (ii) would have been issuable to Sema4 Stockholders pursuant to the Merger Agreement as a result of the occurrence of a Triggering Event had they not been made subject to an award of Earn Out RSUs.
Sema4 Stockholders and the Earn-Out Service Providers shall be entitled to receive Earn-Out Shares upon each Triggering Event, provided, however that each Triggering Event may only occur once, if at all, and in no event shall the Sema4 Stockholders and Earn-Out Service Providers, in the aggregate, be entitled to receive an aggregate number of Earn-Out Shares equal to more than 11% of the Earn-Out Total Outstanding Shares. Earn-Out Shares will be issued from the Forfeiture Pool only if the applicable Triggering Event occurs.
The Earn-Out Shares issuable to Sema4 Stockholders are accounted for as contingent consideration in accordance with ASC 805, Business Combinations. The contingent consideration is not considered indexed to the Company’s own stock and is therefore classified as a liability in the unaudited pro forma condensed combined balance sheet and will be remeasured to fair value at each reporting date (see Note 5(c)). The Earn-Out Shares issuable to Earn-Out Service Providers are accounted for as equity-classified, share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, as the shares are subject to additional vesting conditions and continued employment.
The PIPE Investment
On February 9, 2021, concurrently with the execution of the Merger Agreement, CMLS entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors” which include certain existing Sema4 equity holders), pursuant to which the PIPE Investors have collectively subscribed for 35,000,000 shares of Company Class A common stock for an aggregate purchase price equal to $350,000,000 (the “PIPE Investment”). The PIPE Investment was consummated immediately prior to the closing of the Business Combination.
2. Basis of Presentation
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of Sema4 Holdings upon consummation of the Business Combination and the PIPE Investment.
The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Business Combination and the PIPE Investment as if they occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 give effect to the Business Combination and the PIPE Investment as if they occurred on January 1, 2020, the beginning of the earliest period presented.
The pro forma adjustments reflecting the consummation of the Business Combination and the PIPE Investment are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the PIPE Investment based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

CMLS and Sema4 had not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information has been prepared using actual redemptions of 10,188 shares of Company Class A common stock for aggregate redemption payments of $0.1 million out of the trust account on the closing date of the Business Combination. No other shares of Company common stock were subject to redemption. Additionally, no shares of Class B common stock were forfeited by the Sponsor as a result of the redemptions in accordance with the Forfeiture Agreement (as defined in the Proxy Statement). Sema4 equity holders received $230.7 million of merger consideration in cash at Closing.
These unaudited pro forma condensed combined financial statements and related notes have been derived from and should be read in conjunction with:
•the (i) audited historical financial statements of CMLS as of December 31, 2020 and for the period from July 10, 2020 (inception) through December 31, 2020 and (ii) unaudited historical condensed financial statements of CMLS as of and for the six months ended June 30, 2021 and the related notes, in each case, incorporated by reference in the Report;
•the (i) audited historical financial statements of Sema4 as of and for the year ended December 31, 2020 and (ii) unaudited historical condensed financial statements of Sema4 as of and for the six months ended June 30, 2021 and the related notes, in each case, incorporated by reference in the Report; and
•the sections of the Proxy Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMLS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Sema4” and the other financial information included elsewhere and incorporated by reference in the Report.
The unaudited pro forma condensed combined financial statements are for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and the PIPE Investment taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Sema4 Holdings.
3. Accounting for the Business Combination
The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although the Company issued shares for outstanding equity interests of Sema4 in the Business Combination, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Sema4 issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Sema4.
Sema4 has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:
•The former owners of Sema4 hold the largest portion of voting rights in Sema4 Holdings;
•Sema4 has the right to appoint a majority of the directors in Sema4 Holdings;
•Sema4’s existing senior management team will comprise senior management of Sema4 Holdings;
•The operations of Sema4 Holdings represent the operations of Sema4;
•Sema4 Holdings assumed Sema4’s name and headquarters.

4. Capitalization
The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination and the PIPE Investment:

	Redemptions
Equity Capitalization Summary	Shares	%
Sema4 Equity Holders(1)	155,856,840	64.9%
CMLS Public Stockholders(2)	44,264,812	18.4%
CMLS Sponsor(3)	11,068,750	4.6%
New PIPE Investors(4)	29,000,000	12.1%
Total Class A common stock	240,190,402	100.0%
________________
(1) Includes stock consideration of 149,856,840 shares of Class A common stock and cash consideration of $230.7 million received by Sema4 equity holders in connection with the Business Combination, as well as 6,000,000 shares of Class A common stock purchased by existing Sema4 equity holders in connection with the PIPE Investment.
(2) Reflects redemptions of 10,188 shares of Class A common stock of the Company for aggregate redemption payments of $0.1 million using a per-share redemption price of $10.00.
(3) Due to the minimal redemptions by public stockholders, no Sponsor shares of Class B common stock were forfeited pursuant to the Forfeiture Agreement.
(4) Reflects the consummation of the PIPE Investment for aggregate proceeds of $350.0 million in connection with the issuance of 35,000,000 shares of Class A common stock, with 29,000,000 shares purchased by new PIPE Investors and 6,000,000 shares purchased by existing Sema4 equity holders as noted in (1) above. The shares purchased by new PIPE Investors includes 9,500,000 shares purchased by funds that are advised by affiliates of the Sponsor.
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021
The pro forma notes and adjustments are as follows:
Pro forma notes
(A) Derived from the unaudited condensed balance sheet of CMLS as of June 30, 2021.
(B) Derived from the unaudited condensed balance sheet of Sema4 as of June 30, 2021.
Pro forma adjustments
(a) To reflect the net change in cash and cash equivalents as a result of extinguishment of certain of our long-term debt obligations occurred prior to the Business Combination and other proceeds/payments occurred in connection with the Business Combination and the PIPE Investment as follows (in thousands):

Release of Trust Account	$442,786	5(c)
Proceeds from PIPE Investment	350,000	5(j)
Release of restricted cash upon long-term debt payments	9,928	5(e)
Payment of cash consideration	(230,665)	5(j)
Payment of transaction expenses	(35,649)	5(j)
Payment of CMLS deferred underwriting fee payable	(15,496)	5(g)
Settlement of Sema4 stock appreciation rights	(3,795)	5(j)
Repayment of Sema4 long-term debt	(8,741)	5(e)
Payment of early-payment penalties on Sema4 long-term debt	(313)	5(j)
Redemptions by public stockholders	(102)	5(j)
Cash and cash equivalents	$507,953
(b) To reflect the reclassification of deferred transaction costs from other assets to additional paid-in capital in connection with the consummation of the reverse recapitalization (see Note 5(j)).

(c) To reflect the release of $442.8 million of cash and marketable securities from the Trust Account (see Note 5(b)).
(d) To reflect the release of accrued transaction expenses paid upon Closing (see Note 5(j)).
(e) To reflect the repayment of $9.1 million of Sema4’s long-term debt, including $1.9 million classified as current and $6.9 million classified as non-current, as well as interest and early-payment penalties of $0.3 million. Restricted cash was also released and reclassed into Cash upon the payments. (see Note 5(a) and Note 5(j)).
(f) To record an earn-out liability for the estimated fair value of the Earn-Out Shares to be issued to Sema4 equity holders upon the achievement of the Triggering Events, assuming no Earn-Out Forfeitures (as defined in the Merger Agreement) by Earn-Out Service Providers (see Note 5(j)).
(g) To reflect the settlement of $15.5 million of deferred underwriting fees incurred during CMLS’s IPO that are contractually due upon completion of the Business Combination (see Note 5(a)).
(h) To reflect the exchange of $334.4 million of Sema4’s redeemable convertible preferred stock as a result of the Business Combination (see Note 5(j)).
(i) To reflect the redemption of 10,188 shares of Class A common stock of for aggregate redemption payments of $0.1 million and the transfer of $294.7 million to permanent equity upon consummation of the Business Combination as no other shares of Class A common stock remain subject to redemption (see Notes 5(a) and 5(j)).
(j) To reflect the recapitalization of Sema4 Holdings through the exchange of all of the outstanding share capital of Sema4 for Class A common stock of the Company and the following equity transactions (in thousands):

Exchange of Sema4 redeemable convertible preferred stock	$334,439	5(h)
Reclassification of CMLS common stock subject to possible redemption	307,758	5(i)
Proceeds from PIPE Investment	350,000	5(a)
Payment of cash consideration	(230,665)	5(a)
Payment of transaction expenses	(42,815)	5(a)
Earn-out liability	(185,988)	5(f)
Settlement of Sema4 stock appreciation rights	(3,795)	5(a)
Payment of early-payment penalties on Sema4 long-term debt	(313)	5(a)
Redemptions by public stockholders	(102)	5(a)
Total stockholders' equity	$528,519
6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Six months Ended June 30, 2021 and for the Year Ended December 31, 2020
The pro forma notes and adjustments are as follows:
Pro forma notes
(A) Derived from the unaudited condensed statement of operations of CMLS for the six months ended June 30, 2021.
(B) Derived from the unaudited condensed statement of operations of Sema4 for the six months ended June 30, 2021.
(C) Derived from the audited statement of operations of CMLS for the period from July 10, 2020 (inception) through December 31, 2020.

(D) Derived from the audited statement of operations of Sema4 for the year ended December 31, 2020.
Pro forma adjustments
(a) To reflect transaction costs incurred of $5.1 million that do not qualify for capitalization. The recognition of $3.8 million of unrecognized compensation expense related to the cash out of Sema4 stock appreciation rights.
(b) To recognize the payment of early-payment penalties on Sema4’s long-term debt to be repaid upon closing of the Business Combination.
(c) To eliminate interest income earned on the Trust Account which will be released upon closing of the Business Combination.
(d) The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Company shares outstanding at the closing of the Business Combination and the PIPE Investment, assuming the Business Combination and the PIPE Investment occurred on January 1, 2020. As the unaudited pro forma condensed combined statements of operations are in a loss position, anti-dilutive instruments were not included in the calculation of diluted weighted average number of shares of common stock outstanding.